GABELLI EQUITY SERIES FUNDS, INC. (the "Corporation")

              The Gabelli Woodland Small Cap Value Fund

                      Exhibit to Item 77D
            Policies with Respect to Security Investments

      Effective September 1, 2006, the principal investment strategies of The Gabelli Woodland Small Cap Value Fund (the "Fund") was modified and is stated as follows:

Principal Investment Strategies: Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of companies that are considered to be small capitalization companies at the time the Fund makes the investment.
The Fund invests primarily in the common stocks of companies which the Fund's portfolio manager believes are undervalued. The Fund's Adviser currently characterizes small capitalization companies for this Fund as those with a total market value at the time of investment not greater than that of the largest company in the Russell 2000(r)
Index or of $3.0 billion, whichever is greater.  The
Adviser looks for undervalued companies with shareholders oriented management teams that are employing strategies to grow the company's value.

      A copy of the Supplement dated September 1, 2006, is incorporated by reference to the Corporation's filing made pursuant to Rule 497(e), as filed with the Securities and Exchange Commission via EDGAR on September 1, 2006 (Accession No. 0000935069-06-002499).